Exhibit 12

AVERY DENNISON CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	2011	2010	2009
Earnings:
Income (loss) from continuing operations before taxes	$232.9	$239.0	$(926.6)
Add: Fixed charges from continuing operations (1)	105.6	110.1	119.0
Amortization of capitalized interest	3.5	3.4	3.3
Less: Capitalized interest	(4.8)	(3.9)	(4.2)

	$337.2	$348.6	$(808.5)

Fixed charges from continuing operations: (1)
Interest expense	$71.0	$76.3	$84.9
Capitalized interest	4.8	3.9	4.2
Interest portion of leases	29.8	29.9	29.9

	$105.6	$110.1	$119.0

Ratio of Earnings to Fixed Charges (2)	3.2	3.2	—

(1)

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, “earnings” consist of income (loss) from continuing operations before taxes plus fixed charges from continuing operations and amortization of capitalized interest, less capitalized interest. “Fixed charges from continuing operations” consist of interest expense, capitalized interest and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest.

(2)

For the year ended January 2, 2010, the Company’s earnings were not sufficient to cover fixed charges by $807.6. The loss primarily reflected the non-cash goodwill and other indefinite-lived intangible asset impairment charges of $832 and loss on extinguishment of debt of approximately $21 recorded in the first quarter of 2009, and legal settlements of $41 recorded in 2009.